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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                               Vista 2000, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   928393107
        ---------------------------------------------------------------
                                (CUSIP Number)


                              Charles H. Winkler
                          Citadel Limited Partnership
                          225 West Washington Street
                                   Suite 900
                               Chicago, IL 60606
                                (312) 696-2102
--------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
          of Person Authorized to Receive Notices and Communications)

                               October 25, 1996
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 5 Pages

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 928393107
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Citadel Limited Partnership
              FEIN No.:  36-3754834
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4           AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7           Reporting person has voting and dispositive
     NUMBER OF                   power over (i) shares of Series C Preferred
     SHARES                      Stock which are convertible into 5,885,024
   BENEFICIALLY                  shares of Common Stock, par value $.01 per
     OWNED BY                    share, and (ii) 90 shares of Common Stock,
       EACH                      par value $.01 per share.
    REPORTING      -----------------------------------------------------------
      PERSON              SHARED VOTING POWER
       WITH          8           -0-
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     9            See item 7 above.
                   ----------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11         See item 7 above.


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13            24.66% (Based on 17,978,462 shares of Common Stock issued and outstanding as of August 2, 1996, plus the Common Stock issuable upon the conversion of the securities referred to in item 7 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14            PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 2 of 5 Pages

     This Schedule 13D is being filed in order to amend and restate in their entirety any and all prior filings by the reporting person with respect to the securities of the issuer set forth on the cover page hereto. The reporting person desires to disclose in this statement the formula pursuant to which its deemed beneficial ownership of the issuer's common stock may be determined as of any date based on fluctuations in the market price of the issuer's common stock.

ITEM 1.   SECURITY AND ISSUER

     This Schedule 13D relates to shares of common stock, par value $.01 per share ("Common Stock"), of Vista 2000, Inc. ("Issuer") that are (i) issuable to Nelson Partners, Ltd., a Bermuda exempted general partnership ("Nelson"), and Olympus Securities, Ltd., a Bermuda corporation ("Olympus"), upon conversion of Series C Preferred Stock, par value $1.00 per share ("Convertible Securities") and (ii) held by Nelson and Olympus. The principal executive offices of the Issuer are located at 736 Johnson Ferry Road, Building C, Marietta, Georgia 30068.

ITEM 2.   IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by Citadel Limited Partnership, an Illinois limited partnership ("Citadel"). Citadel's principal business office is located at 225 West Washington Street, 9th Floor, Chicago, Illinois 60606.

     During the last five years, Citadel has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which Citadel either became subject to a decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or was found in violation of federal or state securities laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Citadel is the managing general partner of Nelson and the trading manager for Olympus. The funds used for purchases reported herein are from the accounts of Nelson and Olympus. Citadel has no beneficial ownership interest in any of the funds or other property of Nelson or Olympus, except for Citadel's interest as general partner of Nelson.

     Nelson and Olympus acquired an aggregate of $2,000,000 of Convertible Securities pursuant to Subscription Agreements between each of Nelson and Olympus and the Issuer dated as of August 22, 1995 ("Closing Date"). Nelson and Olympus acquired the Common Stock through conversions of the Convertible Securities.

ITEM 4.   PURPOSE OF TRANSACTION

     The purchases reported herein were made as an investment. Citadel may, in the future, recommend or make additional purchases or sales of the Convertible Securities on behalf of Nelson or Olympus.

     Citadel has no present plans or proposals which would relate to or result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Rule 13D-101 of the Securities and Exchange Commission. However, Citadel reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) By reason of its serving as managing general partner of Nelson and trading manager of Olympus, Citadel may be deemed to be the indirect beneficial owner of the Convertible Securities and the shares of Common Stock into which the Convertible Securities are convertible. As of the date of the filing of this statement, Nelson and Olympus collectively owned Convertible Securities for which they originally paid $1,200,000 ("Stated Value") and 90 shares of Common Stock.

          As of any date ("Conversion Date") all or a portion of the Convertible Securities may be converted into the number of shares of Common Stock determined by dividing the Stated Value of such securities (plus an amount equal to 8% interest on the Stated Value of such securities from the Closing Date) by a conversion price ("Conversion Price"). The Conversion Price is equal to the lesser of (i) $8.63 and (ii) 85% of the average closing bid price (as reported by NASDAQ) of the Issuer's Common Stock for the five trading days immediately preceding the Conversion Date.

                                                               Page 3 of 5 Pages

          If the Company's Common Stock is trading at a price less than $10.15, the Conversion Price will fluctuate depending upon the closing bid price of the Issuer's Common Stock. As a consequence, the number of shares of Common Stock into which the Convertible Securities may be converted, and consequently the number of shares of such securities which Citadel may be deemed to beneficially own, may fluctuate on a daily basis based solely on the Common Stock's market price and without any action taken by Citadel, Nelson or Olympus.

          As of the date of the filing of this statement, by virtue of its status as the managing general partner of Nelson and the trading manager for Olympus, Citadel may be deemed to be the beneficial owner of 5,885,114 shares of Common Stock representing 24.66% of the Issuer's Common Stock (based on (i) 17,978,462 shares of Common Stock issued and outstanding as reported by the Issuer in a press release dated August 28, 1996 and (ii) a Conversion Price equal to $.2231).

     (b) Citadel has the sole power to vote and the sole power to dispose of the Convertible Securities, the shares of Common Stock into which the Convertible Securities are convertible and the Common Stock on behalf of Nelson and Olympus.

     (c) No transactions with respect to the Issuer's Common Stock have been effected during the 60-day period ending October 24, 1996.

     (d) Nelson and Olympus, as the direct beneficial and legal owners of the Convertible Securities and Common Stock, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Convertible Securities, the Common Stock into which the Convertible Securities are convertible and the Common Stock. However, Citadel, as managing general partner of Nelson and trading manager for Olympus, ultimately has the right to direct such activities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Nelson and Olympus have the right to receive any dividends from and the proceeds from the sale of the Convertible Securities, the Common Stock into which the Convertible Securities are convertible and the Common Stock. As described in Item 3 above, Citadel is the managing general partner of Nelson and the trading manager for Olympus. As a result, Citadel has the power to vote and dispose of the Convertible Securities, the Common Stock into which the Convertible Securities are convertible and the Common Stock held by Nelson and Olympus.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     No exhibits are required to be filed as part of this Schedule 13D.

                                                               Page 4 of 5 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 1996                 Citadel Limited Partnership

                                       By: GLB Partners, L.P.,
                                           its general partner

                                       By: Citadel Investment Group, L.L.C.,
                                           its general partner

                                       By: /s/ Kenneth C. Griffin,
                                           ------------------------
                                           its manager

                                                               Page 5 of 5 Pages